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      EXHIBIT 12
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                            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                       COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                               PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS


                                                     12 Months Ended

                                                    June       December     December    December     December  December
                                                    1995        1994         1993        1992         1991          1990
                                                             (In Thousands of Dollars)
Net Income                                        $296,507     $323,617     $309,866     $264,347    $233,681   $175,446
Taxes on Income                                    143,669      156,702      140,833      105,994      88,041     22,818
Adjusted Net Income                               $440,176     $480,319     $450,699     $370,341    $321,722   $198,264
Fixed Charges:
  Interest and Amortization of Debt Discount
     and Expense and Premium on all Indebtedness  $207,277     $204,205     $199,415     $200,848   $213,616     $194,656
  Capitalized Interest                              13,784       12,427       16,167      13,800     20,953        25,748
  Interest Factor in Rentals                         2,101        2,011        2,144       2,033      1,801         1,840
  Total Fixed Charges                             $223,162     $218,643     $217,726    $216,681   $236,370      $222,244

Preferred and Preference
  Dividend Requirements: (1)
  Preferred and Preference Dividends             $  39,774    $  39,922     $  41,839    $  42,247   $  42,746  $  40,261
  Income Tax Required                               19,042       19,075        18,763       16,729      15,916      5,166
  Total Preferred and Preference
      Dividend Requirements                      $  58,816    $  58,997    $   60,602    $  58,976   $  58,662  $  45,427

Total Fixed Charges and Preferred
  and Preference Dividend Requirements            $281,978     $277,640     $  278,328    $ 275,657   $ 295,032 $ 267,671

Earnings (2)                                      $649,554     $686,535     $  652,258     $ 573,222    $537,139  $394,760

Ratio of Earnings to Fixed Charges                    2.91         3.14         3.00        2.65           2.27      1.78
Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements                               2.30         2.47         2.34        2.08           1.82      1.47

(1)  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.
(2)  Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

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